Skadden, Arps, Slate, Meagher & Flom llp

One Beacon Street

Boston, Massachusetts 02108-3194

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TEL: (617) 573-4800

FAX: (617) 573-4822

www.skadden.com

May 15, 2013

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John M. Ganley

Senior Counsel

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	BlackRock Alternatives Allocation Portfolio LLC
File Nos. 333-178499 & 811-22642

Dear Mr. Ganley:

On behalf of BlackRock Alternatives Allocation Portfolio LLC (the "Fund"), transmitted herewith please find Post-Effective Amendment No. 1 to the Fund's Registration Statement on Form N-2, which is being filed pursuant to the Securities Act of 1933, as amended (the "Securities Act"), and the General Rules and Regulations thereunder, and the Investment Company Act of 1940, as amended (the "1940 Act"), and the General Rules and Regulations thereunder. Post-Effective Amendment No. 1 is being filed under Section 8(c) of the Securities Act, consistent with the registration statement amendment procedure used by other similarly situated continuously offered closed-end investment companies. The Fund intends to file a further post-effective amendment to its Registration Statement on Form N-2 – Post-Effective Amendment No. 2 – for the primary purpose of adding the Fund's most recent audited financial statements to the Fund's Registration Statement on Form N-2 and request acceleration of the effectiveness of Post-Effective Amendment No. 2 such that Post-Effective Amendment No. 2 will become effective by the close of business on July 11, 2013.

John M. Ganley

May 15, 2013

The Fund is one of four feeder funds in a master/feeder arrangement. Post-Effective Amendment No. 1 to the Fund's Registration Statement contains a prospectus covering the Fund, together with the three other feeder funds in the master/feeder arrangement. Post-effective amendments to the registration statements for these three other feeder funds have been filed with the Commission concurrently with Post-Effective Amendment No. 1 to the Fund's Registration Statement. Each other feeder fund's prospectus is identical to the prospectus contained in Post-Effective Amendment No. 1 to the Fund's Registration Statement filed herewith. An amendment to the master fund's 1940 Act-only registration statement will be filed prior to, or concurrently with, the effectiveness of the feeder funds' amended registration statements.

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If you have any questions or require any further information with respect to Post-Effective Amendment No. 1, or any other matter relating to the Fund, please do not hesitate to contact me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Sincerely,

/s/Kenneth E. Burdon

Kenneth E. Burdon